SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: February 5, 2004	By:/s/ Nancy C. Gardner

9 January 2004.   Instinet Group Announces Further Cost Reductions

New York, January 8, 2004 — As part of its continuing cost-reduction efforts, Instinet Group Incorporated (NASDAQ: INGP), the electronic brokerage in which Reuters Group has a 63% stake, announced today that it is targeting a further reduction in operating costs of approximately $30 million on an annualized basis by the end of 2004.

The current cost-reduction is primarily due to the strategic decisions related to the separation of Instinet, the Institutional Broker and INET, and the company’s ongoing efforts to streamline its operations.

As part of this cost-reduction, Instinet Group will record a charge of $60 million in the fourth quarter of 2003. The charge is related to the reduction of Instinet Group’s workforce by approximately 185 employees (or approximately 15% of full-time employees), expected to be substantially completed by July 2004, and the consolidation of the company’s office space, which accounts for a significant portion of the charge.

“This cost-reduction is part of our previously announced plan to reorganize and streamline our company and empower our businesses to better serve their distinct customers,” said Edward J. Nicoll, Instinet Group’s chief executive officer.

The latest cost reduction is in addition to previous cost reductions, which reduced annual operating costs by approximately $160 million between the fourth quarter of 2002 and the third quarter of 2003.

The company also announced it will record a $22 million charge in the fourth quarter of 2003 for the impairment of intangible assets, related primarily to certain Island technology assets that were capitalized in 2002 as part of the company’s acquisition of Island ECN. The impairment charge is based on the application of annual impairment tests prescribed by current accounting standards (FAS 142).

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Instinet is part of the Reuters family of companies.

Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including NASDAQ, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. We act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

This news release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. While Instinet believes the information contained herein is reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. These statements speak only as of this news release and Instinet undertakes no obligation to update publicly any of the information contained herein, in light of new information or future events.

© 2004 Instinet Group Incorporated and its affiliated companies. All rights reserved. INSTINET and INET are service marks in the United States. Instinet ECN services are provided by Instinet, LLC (formerly Instinet Corporation), member NASD/SIPC, a subsidiary of Instinet Group Incorporated and an investment adviser with the SEC. Island ECN services are provided by Inet ATS, Inc. (formerly The Island ECN, Inc.), member NASD/NSX/SIPC and a subsidiary of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in the Instinet Annual Report Form 10-K dated for the period ended December 31, 2002 and other documents filed with the SEC and available on the Company’s web site. Certain information regarding NASDAQ trading volumes is also included in Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and on the Company’s web site at www.instinetgroup.com.

Investor Contact
John Pitt
Instinet Group Incorporated
212 310 7481
john.pitt@instinet.com

Media Contact
Stephen Austin
Instinet Group Incorporated
212 310 4037
stephen.austin@instinet.com

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Forward-looking Statements

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2002 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters Contacts:

Press – US
Tel: 646 223 7728
Steve Naru
stephen.naru@reuters.com

Press – UK
Tel: +44 (0) 20 7542 0496
Yasmeen Khan
yasmeen.khan@reuters.com

Investors
Tel: +44 (0) 20 7542 7057
Miriam McKay
miriam.mckay@reuters.com

15 January 2004.   Reuters Q1 Recurring Revenue Decline of 9% or Slightly Better

London — Reuters reports today that subscriber cancellations in the fourth quarter of 2003 showed an improvement over the previous quarter, extending the trend seen in the first three quarters of 2003. As a result, Reuters expects that the decline in recurring revenue in the first quarter of 2004 will be 9% or slightly better on an underlying basis compared to the equivalent quarter last year.

Tom Glocer, Reuters Group Chief Executive, said: “I am confident that we have now passed the inflection point in our recurring revenue decline. While we still expect the recovery in recurring revenue to be gradual, we are looking forward to working with our customers to build on this improving trend.”

Ends

Notes to Editors

Reuters today initiated a new practice of giving guidance on its first quarter recurring revenue expectations once sales figures for the fourth quarter became available, in advance of its Preliminary Results on 17 February. Throughout the rest of the year, Reuters will continue to give recurring revenue guidance one quarter ahead, on an underlying basis (excluding the effect of currency, acquisitions and disposals). Recurring revenues account for around 90% of Reuters core revenues (excluding Instinet).

At Reuters, there is an important timing difference between subscription sales / cancellations and subscription (recurring) revenue. Reuters recognises a sale on signature of a contract with a customer and registers a cancellation when notified by a customer. Revenue is recorded when a sold product is installed or a cancelled product removed, a process which takes at least a month.

More detail on Reuters recurring revenue model can be found in the Financial Data section of www.about.reuters.com

Contacts

Press – UK
Simon Walker
Tel: + 44 (0) 207 542 7800
simon.walker@reuters.com

Susan Allsopp
Tel: + 44 (0) 207 542 8404
susan.allsopp@reuters.com

Press – USA
Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 207 542 7057
miriam.mckay@reuters.com

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Photographs are available in the Media Library at www.about.reuters.com

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2002 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

21 January 2004.   Reuters and TIBCO Announce Common Stock Offering

Reuters to Offer 40 Million Shares of TIBCO Common Stock

London and Palo Alto – January 20, 2004 – Reuters Group PLC (LSE: RTR.L; NASDAQ: RTRSY) and TIBCO Software Inc. (NASDAQ: TIBX) today announced that Reuters plans to offer 40 million shares of the TIBCO common stock it holds in a public offering. Reuters also intends to grant the offering syndicate a 30-day option to purchase 6 million additional shares to cover over-allotments, if any. The offering is being made under a shelf registration statement covering an aggregate of 60 million shares, which provides the flexibility to further increase the size of the offering if so desired. TIBCO will not receive any of the net proceeds from the offering. Upon completion of the offering, TIBCO will repurchase $115 million of its common stock directly from Reuters at the same price per share as the offering, under its previously announced repurchase agreement. Reuters currently holds approximately 103 million shares, or around 49% of TIBCO’s issued and outstanding common stock.

The offering is being made through a syndicate led by Goldman, Sachs & Co., as the sole book-runner and lead manager. Banc of America Securities LLC, Bear, Stearns & Co., Inc., Citigroup, SG Cowen and Thomas Weisel Partners LLC are serving as co-managers for the offering. A preliminary prospectus supplement related to the offering will be filed with the Securities and Exchange Commission and will be available on the SEC’s website, www.sec.gov. Printed copies of the preliminary prospectus supplement relating to the offering may also be obtained, when available, from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, New York 10004.

End

Contacts

Reuters Contacts
Press – UK
Yvonne Diaz
Tel: +44 20 7542 2615
yvonne.diaz@reuters.comMobile:
+44 7990 560 615

Press – US
Kyle Arteaga
Tel: (646) 223 5222
kyle.arteaga@reuters.comMobile:
(917) 370 5999

Investors
Miriam McKay
Tel: +44 20 7542 7057
miriam.mckay@reuters.com

TIBCO contacts
Press
Bob Berger
Tel: (650) 846-5713
bberger@tibco.com

Investors
Michael Magaro
Tel: (650) 846-5428
mmagaro@tibco.com

Notes to editors

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters 2002 Annual Report and Form 20-F under the heading ‘Risk Factors’. In particular, Reuters ability to realise value in the offering will necessarily be dependent on the success of the offering, including investor response to the proposed offering, the trading prices for TIBCO’s common stock during the offering period, other conditions in the financial markets, customary closing conditions, the number of shares actually sold and the final offering price. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

TIBCO, the TIBCO logo, The Power of Now, and TIBCO Software are trademarks or registered trademarks of TIBCO Software Inc. in the United States and/or other countries.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

This announcement is directed only at (i) persons outside the United Kingdom; or (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together, “relevant persons”). Any investment or investment activity to which this announcement relates is only available to and will only be engaged in with relevant persons and persons who receive this announcement who are not relevant persons should not rely on or act upon this announcement.

22 January 2004	04/04

REUTERS: INSTINET ANNOUNCES FOURTH QUARTER AND 2003 RESULTS

London – Instinet Group Incorporated, the electronic brokerage in which Reuters has a 63% stake, published its full year 2003 and fourth quarter financial results today. These results are published under US GAAP. The equivalent set of revenue figures in sterling and under UK GAAP will be published in due course. Instinet’s statement is below and the full press release, including financial tables, can be found in the earnings release section on Instinet Group’s Investor Relations site at: www.instinetgroup.com.

NEW YORK– Instinet Group Incorporated (Nasdaq: INGP), the electronic brokerage in which Reuters Group has a 63% stake, today announced a net loss of $38 million or $(0.12) per share for the fourth quarter of 2003. This included a pre-tax restructuring charge of $60 million, a $22 million impairment charge on the write-down of intangible assets, a net investment gain of $10 million and an insurance recovery of $2.5 million. Excluding these items and the related tax effect, pro forma operating income was $5 million, or $0.01 per share, for the fourth quarter of 2003.1

The 2003 fourth quarter results improved from a net loss of $112 million, or $(0.34) per share, for the fourth quarter of 2002, which included a $62 million restructuring charge and a net investment write-down of $20 million. Excluding these items and the related tax effect, the pro forma operating loss was $10 million, or $(0.03) per share for the fourth quarter of 2002.1

For the year ended December 31, 2003, the net loss was $74 million or $(0.22) per share, compared to a net loss of $735 million, or $(2.71) per share for the year ended December 31, 2002.2 Excluding restructuring charges, intangible asset impairment charges, investment gains or losses and insurance recoveries, pro forma operating earnings per share for 2003 was $0.00 compared to a loss of $(0.03) in 2002. 1

Edward J. Nicoll, Chief Executive Officer of Instinet Group, commented: “During the past quarter, we made steady progress in building our market share and overall trading volume relative to the previous quarter, and improved our financial performance from last year’s fourth quarter. Perhaps most significantly, we remain focused on reaping the benefits of the worldwide trend towards greater efficiency and transparency in equities trading. More than ever, our customers are counting on our unconflicted, low-cost products and services.”

Business Trends

  Our clients traded 37.2 billion U.S. equity shares through Instinet Group’s subsidiaries in the fourth quarter of 2003, up 1% from 36.7 billion shares executed in the fourth quarter of 2002, and up 9% from 34.2 billion shares executed in the third quarter of 2003. The increase versus the third quarter of 2003 was due to the combination of increased market share and higher overall average daily market volumes in the fourth quarter.
  U.S. equity shares executed through Instinet Group's subsidiaries during the fourth quarter of 2003 consisted of 32.0 billion NASDAQ-listed shares and 5.2 billion U.S. exchange-listed shares.
  Our share of total U.S. equity volume was 15.9% in the fourth quarter of 2003, compared to 16.1% in the fourth quarter of 2002 and 14.7% in the third quarter of 2003.
  Our share of NASDAQ-listed equity volume was 28.5% in the fourth quarter, and our share of U.S. exchange-listed equity volume was 4.2%.

Financial Performance

Revenues

Instinet Group’s total revenues for the fourth quarter of 2003 were $296 million, up 9% from the third quarter of 2003.

Transaction fee revenue for the fourth quarter of 2003 was $280 million, up 4% from the third quarter of 2003. Our net equity transaction fee revenue was $162 million up 4% from the third quarter of 2003.1

During the fourth quarter, Instinet Group recorded an unrealized net investment gain of $10 million due to an increase in the carrying value of the company’s strategic investments.

Expenses

Instinet Group’s total expenses for the fourth quarter of 2003 were $353 million, up from $267 million from the third quarter of 2003.

Total pro forma operating expenses for the fourth quarter of 2003 were $274 million, up 2% from the third quarter of 2003.1

  Compensation and benefits expense was $51 million in the fourth quarter of 2003, comparable to the previous quarter.
  Brokerage, clearing and exchange fees were $37 million, up 5% from the previous quarter, primarily due to higher routed transaction volumes.
  Communications and equipment expense was $21 million, down 16% from the previous quarter, primarily due to lower market data and client communications costs.
  Depreciation and amortization expense was $19 million, down 17% from the previous quarter, primarily due to lower depreciation of leasehold improvements associated with reduced space needs, and lower amortization of intangible assets.
  Professional fees were $9 million, up 50% from the previous quarter, primarily due to increased consultant and other professional fees.
  Marketing and business development expense was $7 million, up $4 million from the previous quarter, primarily from higher advertising costs.
  Other expenses were $5 million, down 20% from the third quarter of 2003, due to lower bad debt expense.

Balance Sheet

At December 31, 2003, Instinet Group had net cash (cash and cash equivalents and securities owned less short-term borrowings) of approximately $775 million, tangible net assets of approximately $890 million, and shareholders’ equity of approximately $972 million. There were approximately 331 million shares of common stock outstanding.

Instinet Group’s Chief Financial Officer, John F. Fay, commented: “During the quarter we increased both trading volume and market share and continued to aggressively pursue cost and operating efficiencies. Our balance sheet remains strong with net cash having increased 22% to $775 million during the quarter. We are well-positioned financially to serve our customers in 2004.”

Strategic Developments

During the quarter, Instinet Group continued to make progress on our plan to separate Instinet, the Institutional Broker, and INET.

Instinet, the Institutional Broker (“Instinet”), is a value-added broker that serves institutions around the world. Its products and services are designed to improve both the trading efficacy and investment performance of our clients. Instinet’s value to its clients includes:

  Direct, efficient and unbiased access to U.S. and global equity markets, as well as the opportunity to trade directly with other Instinet clients.
  Sophisticated trading expertise and advanced technological tools designed to make it easier to manage increasingly complex global equity trading strategies.
  Unconflicted trading based on a pure agency business model.

Instinet’s trading platform is designed to make it easier for institutions to trade large blocks of shares with low market impact. Two key features for U.S. equity trading, currently being launched, include:

  CBX (“Continuous Block Crossing”) is a block-matching system with minimum order and trade-size parameters to better facilitate block trading. Institutional clients can trade directly with each other, or use advanced order functionality and routing technologies to intelligently trade orders in other market venues.
  Proactive SmartRouter enables clients, in addition to routing marketable orders to the best available execution option, to post orders and manage order display in more than one venue at the same time. It reduces the opportunity cost of posting an order in one liquidity pool at the risk of missing the potential for price and size improvement in another liquidity pool.

INET is an alternative trading system into which we are consolidating the order flow of our two ECNs – – the Instinet ECN and Island ECN. We are in the process of implementing this consolidation, and expect it to be substantially complete by the end of the first quarter of 2004.

INET offers matching and routing services to its U.S.-registered broker-dealer subscribers, and provides access to one of the largest liquidity pools in NASDAQ-listed equities. It employs a stable and scalable technology infrastructure that enables speed and reliability while allowing the system to operate at low cost. INET provides its clients with access to other U.S. trading venues utilizing Instinet’s SmartRouter technology.

INET took a number of steps during the quarter to build market share and strengthen its competitive position. As part of the ongoing effort to build internal matched volume, it rolled out a routing initiative, including price incentives, for orders routed in NASDAQ-listed securities to other trading venues through Instinet’s SmartRouter. INET also announced that it intended to participate in NASDAQ’s SuperMontage electronic trading platform, and to make available Instinet’s SmartRouter to SuperMontage participants.

For the fourth quarter, Instinet Group recorded a charge of $60 million related to the reduction of workforce by approximately 185 employees (or approximately 15% of full-time employees), expected to be substantially completed by July 2004, and the consolidation of the company’s office space, which accounts for a significant portion of the charge. This cost-reduction is primarily due to the strategic decisions related to the separation of Instinet and INET, and the company’s ongoing efforts to streamline its operations.

With these and other initiatives, Instinet Group is positioning its businesses to thrive in the highly competitive environments in which it operates, and serve the needs of investors with technologically advanced, low-cost products and services.

Instinet Group also recorded a $22 million charge for the impairment of intangible assets, related primarily to certain Island technology assets that were capitalized in 2002 as part of the company’s acquisition of Island ECN. The impairment charge is based on the application of annual impairment tests prescribed by current accounting standards.

Webcast

Instinet will webcast a conference call to discuss its fourth quarter results at 11:00 a.m. New York time today at http://www.investor.instinet.com. A replay will be available at the same address following the call.

About Instinet Group

Instinet Group, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Instinet Group is part of the Reuters family of companies.

Through our electronic platforms, our customers can access other U.S. trading venues as well as securities markets throughout the world, including stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. We act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

1 See tables titled “Reconciliation of Pro Forma Operating Results for 4Q03".

2 Unless otherwise specified, financial results and statistical information referred to in this release include data for Inet Holding Company, Inc. (formerly Island Holding Company, Inc.) following the closing of our acquisition of Island on September 20, 2002.

_________________

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2004 Instinet Group Incorporated and its affiliated companies. All rights reserved. INSTINET and INET are service marks in the United States. Instinet is part of the Reuters family of companies.

Instinet, LLC (formerly Instinet Corporation and now branded Instinet, the Institutional Broker, member NASD/SIPC), INET ATS, Inc. (formerly The Island ECN, Inc. and now branded INET, member NASD/CSE/SIPC) and Instinet Clearing Services, Inc. (member NASD/SIPC) and the Inet Holding Company, Inc. are subsidiaries of Instinet Group Incorporated.

System response times may vary for a number of reasons including market conditions, trading volumes and system performance.

This news release may be deemed to include forward-looking statements relating to Instinet Group. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and other documents filed with the SEC and available on the Company’s website. Certain information regarding trading volumes is also included in Instinet Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and on the Company’s website at www.instinetgroup.com. These statements speak only as of the date of this news release, and the Company does not undertake any obligation to update them.

Investor Contact
John Pitt
Instinet Group Incorporated
212 310 7481
john.pitt@instinet.com

Media Contact
Stephen Austin
Instinet Group Incorporated
212 310 4037
stephen.austin@instinet.com

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Forward-looking Statements

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2002 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters Contacts:

Press – US
Tel: +646 223 5222
Kyle Arteaga
kyle.arteaga@reuters.com

Press – UK
Tel: +44 (0) 20 7542 0496
Yasmeen Khan
yasmeen.khan@reuters.com

Investors
Tel: +44 (0) 20 7542 7057
Miriam McKay
miriam.mckay@reuters.com

29 January 2004.   Reuters Prices TIBCO® Common Stock Offering

Reuters to receive over $500 M net proceeds and reduce its TIBCO stake to 13.5%

London and Palo Alto — Reuters Group PLC (LSE: RTR; NASDAQ: RTRSY) and TIBCO Software Inc. (NASDAQ: TIBX) today announced that Reuters has priced an underwritten public offering of 60 million shares of its TIBCO common stock at $6.85 per share. Under the previously announced repurchase agreement, TIBCO will simultaneously purchase approximately 16.8 million of its common shares from Reuters at the same price per share. These combined transactions will result in aggregate net proceeds to Reuters, after underwriting and transaction fees, of approximately $504 million. The transactions are expected to close on or about February 3, 2004.

Following these transactions, Reuters will hold approximately 26 million shares, or around 13.5% of TIBCO’s issued and outstanding common stock. TIBCO, a leading independent business integration company, will therefore cease to be accounted for by Reuters as an associate undertaking.

Reuters carrying value for the shares is $253 million. These transactions will result in an approximate net profit of $251 million to Reuters. This profit will not be subject to tax. Reuters has granted the offering syndicate a 30-day option to purchase up to 9 million additional shares to cover over allotments.

Reuters intends to use the sale proceeds to pay down debt. This transaction is part of Reuters previously stated aim to reduce non-core holdings and re-focus its Solutions business under its Fast Forward programme.

A copy of the prospectus relating to the offering can be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, New York 10004.

Contacts

Reuters Contacts
Yvonne Diaz
Tel: +44 20 7542 2615
yvonne.diaz@reuters.com
Mobile: +44 7990 560 615

Kyle Arteaga
Tel: (646) 223 5222
kyle.arteaga@reuters.com
Mobile: (917) 370 5999

Investors
Miriam McKay
Tel: +44 20 7542 7057
miriam.mckay@reuters.com

TIBCO contacts
Bob Berger
Tel: (650) 846-5713
bberger@tibco.com

Michael Magaro
Tel: (650) 846-5428
mmagaro@tibco.com

Notes to editors

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. In particular, Reuters’ ability to realise value in the offering and the repurchase will be subject to customary closing conditions.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

TIBCO, the TIBCO logo, The Power of Now, and TIBCO Software are trademarks or registered trademarks of TIBCO Software Inc. in the United States and/or other countries.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

This announcement is directed only at (i) persons outside the United Kingdom; or (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together, “relevant persons”). Any investment or investment activity to which this announcement relates is only available to and will only be engaged in with relevant persons and persons who receive this announcement who are not relevant persons should not rely on or act upon this announcement.